Publication of an inside information according to Article 17 para. 1 of the Regulation (EU) No. 596/2014

Planegg/Munich, Germany, October 21, 2022

Ad hoc: MorphoSys AG Reports Preliminary Q3 2022 Monjuvi U.S. Sales and Updates Financial Guidance for 2022

-Preliminary Q3 2022 Monjuvi U.S. net product sales of US$ 22.2 million (€ 21.9 million)
-Anticipate full year 2022 Monjuvi U.S. net product sales to be approximately US$ 90 million

MorphoSys AG (FSE: MOR; NASDAQ: MOR) announces today an update of its financial guidance for 2022, after preliminary completion of the latest evaluation of its third quarter and nine months 2022 financial performance.
MorphoSys updates its financial guidance based on the preliminary unaudited consolidated results for the first nine months 2022. Preliminary Monjuvi® (tafasitamab-cxix) U.S. Net Product Sales are US$ 22.2 million (€ 21.9 million) for the third quarter of 2022 and US$ 64.1 million (€ 60.2 million) for the first nine months of 2022. For the full year of 2022, MorphoSys now expects Monjuvi U.S. Net Product Sales to be approximately US$ 90 million (previously: US$ 90 to US$ 110 million). The previous financial guidance for 2022 was provided by MorphoSys on July 26, 2022 and reiterated on August 3, 2022 and can be found at www.morphosys.com. All other aspects of the financial guidance for 2022 remain unchanged.

Full Year 2022 Financial Guidance:

Amounts in million	Updated 2022 Financial Guidance	Previous 2022 Financial Guidance	2022 Guidance Insights
Monjuvi U.S. Net Product Sales	Approx. US$ 90m	US$ 90m to 110m	100% of Monjuvi U.S. product sales are recorded on MorphoSys’ income statement and related profit/loss is split 50/50 between MorphoSys and Incyte.
Gross Margin for Monjuvi U.S. Net Product Sales	75% to 80%	75% to 80%	100% of Monjuvi U.S. product cost of sales are recorded on MorphoSys’ income statement and related profit/loss is split 50/50 between MorphoSys and Incyte.
R&D expenses	€ 275m to 300m	€ 275m to 300m
SG&A expenses	€ 150m to 165m	€ 150m to 165m	53% to 58% of mid-point of SG&A expenses represent Monjuvi U.S. selling costs of which 100% are recorded in MorphoSys’ income statement. Incyte reimburses MorphoSys for half of these selling expenses.

Full results will be published on November 16, 2022, followed by a conference call on November 17, 2022.

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END OF AD HOC RELEASE

About MorphoSys
At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we use groundbreaking science and technologies to discover, develop, and deliver innovative cancer medicines to patients. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn.

Monjuvi® is a registered trademark of MorphoSys AG.

Forward Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:
Dr. Julia Neugebauer
Head of Investor Relations
Tel: +49 (0)89 / 899 27 179
julia.neugebauer@morphosys.com